UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR

                       For Period Ended: December 31, 2005
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:_________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

  Long Island Physician Holdings Corporation
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Full Name of Registrant

  N/A
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Former Name if Applicable

  One Huntington Quadrangle Suite 4C-01
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Address of Principal Executive Office (Street and Number)

  Melville, New York  11747
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on
|X| Form 10-K, Form 20-F, 11-K or Form [x ] N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's majority-owned subsidiary, MDNY Healthcare, Inc. ("MDNY"), is subject to certain state-regulated risk allocation pools ("Stabilization Pools") created by the New York State Insurance Department ("NYSID"). The Stabilization Pools are designed to encourage insurers to remain in or enter the small group and individual health insurance markets and protect all insurers and health maintenance organizations ("HMO") in those markets from extreme losses due to open enrollment of persons for coverage who are very ill or have a history of poor health. Under NYSID Regulation 146, as amended ("Regulation 146"), certain insurers and HMOs participating in those markets in New York State are required either to make payments to or receive payments from the Stabilization Pools based upon criteria stated in Regulation 146.

      For years up to and including 1999, two separate pools are in operation. The first pool (Demographic) used an age/sex relative morbidity table to measure the relative risk for each insurer and HMO with respect to the demographic characteristics of the persons covered by that insurer or HMO. The third pool (Specified Medical Condition) used a list of specified, high-cost medical conditions ("SMC"), which was intended to protect insurers and HMOs from part of the adverse financial effects of covering a disproportionate number of people with such conditions. For the years 1999 and after, a single pool operates based on the experience of each insurer with respect to specified medical conditions using new methodology under Regulation 146. The impact of the SMC pools for years 1999-2004 could not be estimated as certain information (regional factors) critical to determining the impact was not released to MDNY until January 2005.

      In January 2005, at the direction of NYSID, a limited scope audit was performed by Alicare, Inc., an outside consultant engaged by NYSID ("Alicare"), on MDNY's data submissions for years 1999 to 2003 with respect to the Stabilization Pools. During this audit, Alicare released to MDNY preliminary regional factors for years 1999-2004, which, when compared to MDNY's average risk factors, would determine whether MDNY would receive payments from or make payments to the Stabilization Pools. Based upon these regional factors, MDNY had an estimated obligation of up to $30 million to the Stabilization Pools with respect to such years. In February 2005, MDNY disputed the assessment in writing, stating, among other things, that certain aspects of NYSID's methodology were flawed, that not all insurers and HMOs had consistently applied the criteria used to determine the eligibility of SMC claims and that NYSID had failed to ensure such consistent application. MDNY requested that NYSID review such methodology, and in light of MDNY's objections, allow MDNY to resubmit its data for such years reflecting higher average risk scores proposed by MDNY.

      On April 5, 2005, Alicare advised MDNY that MDNY would receive $314,863 from the Stabilization Pools with respect to 1998, and that Alicare's preliminary calculations showed that MDNY would receive approximately $1.1 million with respect to 1999 and 2000. On April 7, 2005, Alicare orally advised MDNY that, because MDNY previously contributed to the Stabilization Pools in 1999, 77% of such $1.1 million would be paid to MDNY under the original SMC pool for 1999 and 22% would be used to offset amounts due to the new SMC pool under Regulation 146. On April 8, 2005, NYSID notified MDNY ("Contribution Notice") that Alicare had calculated the results of the SMC pool data submissions for the period 1999 through 2004. The Contribution Notice and related invoices summarized MDNY's estimated net calculated contribution for each such year as follows, based on 5% of MDNY's incurred claims for such year pursuant to Regulation 146, and provided that net payments were due by May 15, 2005:

         1999     $2,593,889
         2000     $4,511,036
         2001     $4,913,465
         2002     $5,073,270
         2003     $5,612,751
         2004     $4,807,861

      On April 12, 2005, NYSID telephonically advised MDNY that NYSID did not view the Contribution Notice as a final and definitive determination as to whether MDNY had net payment obligations with respect to the


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Stabilization Pools or as to the amount of such obligations, if any; that NYSID might retract the Contribution Notice in whole or part; and that NYSID would reevaluate the determinations made in the Contribution Notice in light of MDNY's comments and concerns regarding the Alicare audit.

      On April 14, 2005, NYSID notified MDNY that the payment due dates for the invoices was extended to May 16, 2005 and further advised that the payment due for calendar year 2004 was postponed until further notice.

      On June 16, 2005, NYSID notified MDNY that, as a result of discussions between NYSID and representatives of various regulated health plans concerning the collection and distribution of funds from the Stabilization Pools under Regulation 146, NYSID "anticipates that at this time, liabilities to the pools cannot be determined in regards to the amount or timeframe for payment. We will provide you with additional information as it becomes available."

      In mid-June, NYSID orally indicated to MDNY that a proposed agreement was being finalized whereby NYSID would provide for contributions from all payors of 12.5% for 1999-2003 and 50% for 2004, and eliminate any liability for distressed plans on condition that such plans forego amounts payable to them under the old pool methodology. NYSID also indicated that a new regulation would be drafted for 2005 and subsequent years.

      On July 13, 2005, NYSID notified MDNY as follows:

      "Due to the financially impaired status of MDNY at this time, the Insurance Department is not imposing any liability on MDNY for payments to the SMC Pools under the Fourth Amendment to Regulation 146 [citation omitted] for years 1999 through 2004 other than the deposits for estimated SMC contributions previously remitted by MDNY for 1999 and 2000. However, please be advised that the Insurance Department will continue to evaluate MDNY's financial condition and its impact on any liabilities under the pools for 2005, and for future years."

      The effect of the July 13. 2005 notice was to relieve MDNY from liability under Regulation 146 with respect to 1999 through 2004, to forfeit deposits of $318,625 and $300,000 made by MDNY with respect to 1999 and 1998, and to leave open the possibility of liability under Regulation 146 with respect to 2005 and subsequent years. The amount of liability, if any, with respect to 2005 and subsequent years cannot be estimated.

      In light of the continued uncertainty between January and July 2005 regarding MDNY's potential obligations to the Stabilization Pools and the related regulatory and financial statement disclosure implications, the Registrant was unable to complete its Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K") until September 23, 2005.

      Effective November 1, 2005, Registrant and MDNY dismissed
PriceWaterhouseCoopers LLP, the independent accountant that was previously engaged as the principal accountant to audit the financial statements of Registrant and MDNY, and engaged Holtz Rubenstein Reminick LLP to be the principal accountant to audit their financial statements.

      In light of the delay in filing the 2004 10-K and the subsequent change in accountants, the Registrant was unable to complete its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005 until March 14, 2006 (the "2004 10-Qs").

      In light of the delay in filing the 2004 10-K and the 2004 10-Qs and the subsequent change in accountants, the Registrant was unable to complete its Annual Report on Form 10-K for the year ended December 31, 2005 by the scheduled filing date.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Concetta Pryor        (631) 454-1900
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      (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  [X] Yes [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates a net loss for the year ended December 31, 2005 of approximately $(1.9) million compared to a net loss of $(.9) for 2004. MDNY reported a net operating loss of approximately $(2.7) million compared to a $(1.4) million loss in 2004. The resulting net loss resulted in MDNY reporting a statutory net worth of $2.6 million compared to $5.3 in 2004. Loss per share increased from $156 per share to $322 per share as a result of operating losses in 2005. Enrollment at December 31, 2005 was 32,708, a decrease of 20% from 40,447 at December 31, 2004. The medical loss ratio (MLR) for 2005 was 87.3% compared to 86.3% in 2004. As enrollment continued to decline in 2005 MDNY's ability to achieve administrative savings became difficult. The administrative loss ratio increased to 15.3% in 2005 from 14.6% in 2004. These factors contributed to the overall operating loss reported in 2005. The minimum net worth required by the New York Department of Health Regulations in June 2005 requires MDNY to maintain a minimum net worth of approximately $5.1 million. Therefore MDNY is deficient in its reserve requirements by $2.5 million at December 31, 2005.

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                    LONG ISLAND PHYSICIAN HOLDINGS CORPORATION
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                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2006                         By: /s/ Concetta Pryor
                                                --------------------------------
                                                    Concetta Pryor
                                                    Chief Financial Officer


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